Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

December 29, 2020

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Board Meeting Notice - Advertisement

Further to our intimation dated December 28, 2020, please find enclosed herewith copies of the newspaper advertisements published on December 29, 2020, regarding notice of Board meeting scheduled to be held on Friday, January 29, 2021.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl.: A/a

Government of Kerala

Published Tenders from 21-12-2020 to 27-12-2020

Controller of Legal Metrology

Tender ID: 2020_CLM_399616_2 * Controller,LEGAL METROLOGY * (RE TENDER)supply Installation and maintenance of Laborator * Closing Date: 07-Jan-2021 * PAC: Rs900000

Office of the Commissioner of Food Safety Kerala

Tender ID: 2020_FOOD_401773_2 * Commissioner of Food Safety * Suppply of CRMs and SRMs * Closing Date: 21-Jan-2021 * PAC: Rs500000

Visit https://etenders.kerala.gov.infor more details.

Ro.No:21-27/Dec/2020/PRD(N)11

TATA

TATA POWER

The Tata Power Company Limited

(Corporate Contracts Department)

Smart Center of Procurement Excellence, 2nd Floor, Sahar Receiving Station, Near Hotel Leela, Sahar Airport Road Andheri (E), Mumbai 400 059, Maharashtra, India

(Board Line: 022-67173917) CIN: L28920MH1919PLC000567

NOTICE INVITING TENDER (NIT)

The Tata Power Company Limited invites tenders (2 Part Bidding) from eligible vendors for the following packages to be done for upcoming Tata Power distribution in Odisha (SOUTHCO and WESCO)

Tender Enquiry No.	Work Description
TPCODM/SA/O/S043	Rate contract for Rehabilitation and Waterproofing Works at Various Circles of Southco Utility
TPCODM/SA/O/W043	Rate contract for Rehabilitation and Waterproofing Works at Various Circles of Wesco Utility
TPCODM/SA/O/S044	Rate contract for Civil Works for Upgrading Stores at Various Circles of Southco Utility
TPCODM/SA/O/W044	Rate contract for Civil Works for Upgrading Stores at Various Circles of Wesco Utility

For detailed tender document, please visit Tender section on website https://www.tatapower.com. Further details for participating in tender is given in the tender document.

Interested bidders to submit Tender Participation Fee and Authorization Letter through email before 8th January 2021, 1500 Hrs., after which link from Tata Power e-Tender shall be shared. All future correspondence regarding the tender, bid submission date, etc. will happen with participating bidders only through Tata Power E-Tender system.

Mahindra FINANCE

MAHINDRA & MAHINDRA FINANCIAL SERVICES LIMITED

Registered Office: Gateway Building, Apollo Bunder, Mumbai - 400 001.
CIN: L65921MH1991PLC059642
Tel: +91 22 6652 6000 | Fax: +91 22 2498 4170
Website: www.mahindrafinance.com | **Email:** investorhelpline_mmfsl@mahindra.com

NOTICE

Notice is hereby given in compliance with Regulation 29 read with Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, that a Meeting of the Board of Directors of the Company will be held on Thursday, 28th January, 2021 to *inter alia*, consider and approve the Unaudited Standalone and Consolidated Financial Results of the Company for the third quarter ending 31st December, 2020, subject to a limited review by the Statutory Auditors of the Company.

This intimation is also available on the website of BSE Limited (www.bseindia.com) and National Stock Exchange of India Limited (www.nseindia.com) where the Company's shares are listed and may also be accessed on the website of the Company at https://www.mahindrafinance.com.

For Mahindra & Mahindra Financial Services Limited

Sd/-

Arnavaz M. Pardiwalla

Company Secretary & Compliance Officer

Place : Mumbai
Date : 28th December, 2020

Dr.Reddy's

NOTICE

Pursuant to Regulation 47 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, notice is hereby given that a meeting of the Board of Directors of the Company will be held on Friday, January 29, 2021, *inter alia*, to consider and approve the unaudited financial results of the Company for the quarter and nine months ended December 31, 2020.

This notice and outcome of the above meeting will be available on the website of the Company and also on the website of BSE Ltd. and National Stock Exchange of India Ltd. viz. www.bseindia.com and www.nseindia.com respectively.

For Dr. Reddy's Laboratories Limited
Sandeep Poddar
Company Secretary

Place : Hyderabad
Date : December 28, 2020

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900; Fax: 91 40 4900 2999
email: shares@drreddys.com; website: www.drreddys.com

E.I.D.- PARRY (INDIA) LIMITED

CIN: L24211TN1975PLC006989
Regd. Office: 'Dare House', Parry's Corner, Chennai - 600 001.
Tel: 044-25306789 Fax: 044-25341609
Web: www.eidparry.com Email: investorservices@parry.murugappa.com

NOTICE

Members are hereby informed that pursuant to Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ("the Act"), Rule 22 and Rule 20 of the Companies (Management and Administration) Rules, 2014 ("Rules"), relevant circulars issued by the Ministry of Corporate Affairs, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 that the Company has completed the despatch of the Postal Ballot Notice dated December 16, 2020 along with the Statement pursuant to Section 102 of the Act on December 28, 2020 only through electronic mode to all those members of the Company whose email address are registered with the Company/Depositories on December 25, 2020 (Cut-off date). The requirement for sending physical copy of the Postal Ballot Notice and Postal Ballot Form has been suspended with vide the relevant MCA Circulars.

The special resolution for increase in the limits for making investments / extending loans and giving guarantees or providing securities in connection with loans to Persons / Bodies Corporate, as per the details set out in the Postal Ballot Notice, is to be transacted by Postal Ballot through electronic voting only ("remote e-voting") through remote e-voting platform provided by M/s KFin Technologies Private Limited (KFin).

The Voting period commences on Tuesday, December 29, 2020 at 9 a.m. IST and ends on Wednesday, January 27, 2021 at 5 p.m. IST, when remote e-voting will be blocked and voting shall not be allowed beyond said time.

Members whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. December 25, 2020 will be entitled to cast their votes by remote e-voting. A person who is not a Member on the cut-off date should accordingly treat the Postal Ballot Notice for information purposes only.

Members who have not received the Postal Ballot Notice electronically may contact the Company or send an email request to investorservices@parry.murugappa.com and obtain the same. A copy of the Postal Ballot Notice is also available on the Company's website www.eidparry.com, on the website of the Company's Registrar and Share Transfer Agent ("RTA") viz. KFin Technologies Private Limited https://evoting.kfintech.com and at the relevant sections of the websites of the Stock Exchanges where the shares of the Company are listed.

For any query / grievance on e-voting, members may please visit Help & FAQ section of https://evoting.kfintech.com or contact Mr. K.V. Prem Nair, Manager at KFin Technologies Private Limited [Unit: E.I.D-Parry (India) Limited], Selenium Tower B, Plot No. 31 & 32, Gachibowli, Financial District, Hyderabad - 500032, e-mail: einward.ris@kfintech.com, Contact No.: 040-67162222 & Toll-free No. 18003454001.

Members who have not registered their e-mail address are requested to register the same, in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's Registrar and Share Transfer Agent, KFin Technologies Private Limited at einward.ris@karvy.com. For detailed information in relation to email registration and remote e-voting members may refer to the Notes of e-voting instructions provided in Postal Ballot Notice.

The Results of the Postal Ballot and e-voting will be declared on Friday, January 29, 2021 and shall be placed along with the Scrutiniser's Report on the Company's website www.eidparry.com, the website of KFin, https://evoting.karvy.com and shall be communicated to National Stock Exchange of India Limited and BSE Limited, where the Company's shares are listed.

By order of the Board
Biswa Mohan Rath
Company Secretary

Place : Chennai
Date : December 28, 2020

Business Standard – December 29, 2020

అప్పులిచ్చి వేధిస్తున్న ముఠాను అరెస్టు చేశాం. పూణేకు చెందిన పరుశురాం లాహూ, జియా లింగ్ ఇన్‌ఫోటెక్ అనే ఆన్‌లైన్ రుణాల యాప్‌ను రూపొందించి మోసాలకు తెరలేపాడు. ప్రాసెసింగ్ ఫీజు, వడ్డీ, డీఫాల్టర్ ఛార్జిస్, 1 శాతం లేట్ ఇంట్రెస్ట్ తదితరాల పేరుతో రుణ గ్రహీత నుంచి దాదాపు 50 శాతానికి పైగా వసూలు చేస్తున్నారు.

పూణేలోని అతని కార్యాలయం మీద దాడులు చేసి లాహూతో పాటు ముగ్గురు నిందితులను అరెస్టు చేశారు. ఈ సందర్భంగా నిందితుల నుంచి 101 ల్యాప్ టాప్‌లు, 106 మొబైల్స్ స్వాధీనం చేసుకున్నామని పేర్కొంది. పోలీసులు ఎన్ని జాగ్రత్తలు తీసుకుంటున్నా ప్రజల్లో చైతన్యం రావాలని పేర్కొన్నారు. రాచకొండ పరిధిలో కొత్తగా ఏర్పాటు చేసిన సైబర్ యోధా ప్లాట్ ఫాం ఈ తరహా నేరాల అదుపుకు ఉపయోగపడుతుందని తెలిపింది.

తగ్గిన రోడ్డు ప్రమాదాలు

గడచిన ఏడాదితో పోల్చితే రోడ్డు ప్రమాదాల కేసుల సంఖ్య తగ్గింది. 2019లో నమోదైన 2,990 కేసుల్లో 739 మరణాలు సంభవించాయి. 2020 ఏడాదిలో 2040 కేసులు నమోదు కాగా, ఇందులో 538 మరణాలు సంభవించాయి. అయితే వితౌట్ హెల్మెట్, సిగ్నల్ జంపింగ్ తదితర ట్రాఫిక్ వాయిలెన్స్ కేసులు పెరిగాయని వార్షిక నివేదిక తెలిపింది. ఎంవీ యాక్ట్‌కు సంబంధించి 2019 సంవత్సరంలో 15,00,415 కేసులు నమోదు కాగా, 2020 ఏడాదిలో 15,56,043 కేసుల నమోదయ్యాయి. ఎంవీ యాక్ట్ కేసుల్లో ఓవరాల్‌గా ఈ ఏడాది స్వల్ప పెరుగుదల నమోదైంది.

ప్రజల సహకారం వల్లే నేరాలు తగ్గాయి
మహేష్ భగవత్, కమిషనర్ రాచకొండ

ప్రజల సహకారం వల్లే రాచకొండ పోలీస్ కమిషనరేట్ పరిధిలో ఈ ఏడాది నేరాలు తగ్గాయి. అయితే సైబర్ నేరాలు పెరగడం కొంత ఆందోళన కలిగిస్తోంది. వీటి కట్టడికి సైబర్ యోధాను ఏర్పాటు చేశాం. భవిష్యత్‌లో ఈ తరహా నేరాలు అదుపులోకి తెచ్చేందుకు ప్రయత్నిస్తాం. 5 వేల చదరపు కిలోమీటర్లతో రాష్ట్రంలోనే అత్యధిక విస్తీర్ణం కలిగిన ఈ కమిషనరేట్ పరిధిలో కాస్మోపాలిటన్ నుంచి మారుమూల పల్లెటూరి వాతావరణం గోచరిస్తది. అందరిని సమన్వయం చేసుకుంటూ శాంతి భద్రతలను పరిరక్షించడంలో మెరుగైన విజయాను సాధించాం.

...లయంలో ఏసీబీ దాడులు

...తీసుకుంటూ ముగ్గురి అధికారుల అరెస్టు

...5 : ఆదిలాబాద్ జిల్లా ...ర్యాలయంలో ఏసీబీ ... రూ.15వేల లంచం ...లను పట్టుకున్నట్లు ...డీఎస్ ఎన్పీడీసీఎల్ ...లో జిల్లా కేంద్రానికి ... ప్లాంట్ లో విద్యుత్ మీటర్ అమర్చడం కోసం కమర్షియల్ ఏఈ శ్రీనివాస్, అడిషనల్ అసిస్టెంట్ ఇంజనీర్ కృష్ణారావు, లైన్ మెన్ ప్రకాష్ ఈ ముగ్గురు అధికారులు కలిసి 55 వేల రూపాయలు లంచం డిమాండ్ చేసినట్లుగా ఏసీబీ అధికారులు తెలిపారు. కాగా ఇందులో ఇప్పటికే 35 వేల రూపాయల నగదును ఇద్దరు అధికారులు తీసుకోగా తాజాగా రూ.15వేల నగదు తీసుకుంటుండగా పట్టుకున్నామని ఏసీబీ డీఎస్పీ భద్రయ్య తెలిపారు. ప్రస్తుతం ముగ్గురిని అదుపులోకి తీసుకోగా పూర్తి విచారణ అనంతరం ఏసీబీ కోర్టులో హాజరు పర్చనున్నామని డీఎస్పీ తెలిపారు.

...లో
...లు
...ట్ ఫాం
...గాయి
...ప్పాల్పడేందుకు ...రికి కౌన్సిలింగ్ ...లు నమోదు కాగా ...డ. గేమింగ్ 46, ...2 కేసులు నమోదు ...క్రమ రవాణాకు ...లు, 12 మంది ...రౌడీషీటర్లపై ...తెలిపింది. లోక్ ...ల్లాయిలో 5,548 ...రిచిన ఏడాదితో ...డ కమిషనరేట్ ...తి భద్రతలు ...వి నివేదిక

...సైబర్ క్రైం

...వినియోగం ...ర్ నేరాలు సైతం ...9లో 334 సైబర్ ...మోదు కాగా ...ఈ సంఖ్య 704కు ...రావు 200శాతం ... తెలుకుండానే

...అనెం ...2020-21
వివరణ : సీసీ రోడ్డు & అండర్ గ్రౌండ్ డ్రైనేజ్ వేయుట, ... (మొత్తం అంచనా మొత్తం : రూ.74.90 లక్షలు ... ప్రారంభ తేది: 24.12.2020న ఉ॥11.00గం.ల నుండి, బిడ్లు స్వీకరించుటకు చివరి తేది: 31.12.2020న సా॥5.30గం.ల వరకు. తదుపరి వివరాల కొరకు తూంకుంట మున్సిపాలిటీ కార్యాలయంలో సంప్రదించగలరు. ఫోన్ నెం. 7995307800 సం/- కమిషనర్, తూంకుంట మున్సిపాలిటీ
Ro.No.8022-P P/CL/Advt/1/2020-21, Dt: 28.12.2020

తెలంగాణ ప్రభుత్వము
మెడికల్ సూపరింటెండెంట్ కార్యాలయం, ఏరియా హాస్పిటల్, నాంపల్లి, హైదరాబాద్ జిల్లా
టెండర్ ప్రకటన
... తేది :22.12.2020
... 04.01.2021 నుండి 06.01.2021 వరకు ... 11.01.2021న ... 11.01.2021న ...
సం/- మెడికల్ సూపరింటెండెంట్ ఏరియా హాస్పిటల్, నాంపల్లి, హైదరాబాద్
Ro.No.4344/CL/Advt/1/2020-21, Dt. 28.12.2020

GREATER HYDERABAD MUNICIPAL CORPORATION
హైదరాబాద్ మహానగర పాలక సంస్థ
GHMC
నోటిఫికేషన్
... 2020-21 తేది : 19.12.2020
[illegible]
సం/- కమిషనర్, జీహెచ్ఎంసీ కొరకు
Ro.No.8050-PP/CL/Advt/1/2020-21, Dt. 28.12.2020

Dr.Reddy's

ప్రకటన

సెక్యూరిటీస్ మరియు ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (లిస్టింగ్ అబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2015 యొక్క రెగ్యులేషన్ 47ను అనుసరించి ఇందు మూలముగా తెలియజేయునది ఏమనగా, డిసెంబర్ 31, 2020తో ముగిసిన త్రైమాసిక మరియు 9నెలల కాలానికి కంపెనీ యొక్క ఆడిట్ చేయని ఆర్థిక ఫలితాలను పరిశీలించుటకు మరియు ఆమోదించుటకు శుక్రవారము జనవరి 29, 2021న కంపెనీ డైరెక్టర్ల బోర్డు సమావేశం జరుగనున్నది.

ఈ ప్రకటన మరియు పైన తెలుపబడిన బోర్డు మీటింగ్ యొక్క వివరాలు కంపెనీ వెబ్‌సైట్ నందు, బి.ఎస్.ఇ. లిమిటెడ్ (www.bseindia.com) మరియు నేషనల్ స్టాక్ ఎక్స్ఛేంజ్ ఆఫ్ ఇండియా లిమిటెడ్ (www.nseindia.com) వెబ్‌సైట్‌లలో కూడా లభించును.

ప్రదేశం: హైదరాబాదు
తేది: డిసెంబర్ 28, 2020

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Andhra Prabha – December 29, 2020